

June 9, 2014

Via E-mail
Guohua Ku
Chief Executive Officer
China Recycling Energy Corporation
12/F, Tower A
Chang An International Building
No. 88 Nan Guan Zheng Jie
Xi'an City, Shaanxi Province
China 710068

> **Re:** **China Recycling Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed March 10, 2014**
> **Response dated May 30, 2014**
> **File No. 333-194470**

Dear Mr. Ku:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated May 7, 2014. Please amend the Form 8-K filed on September 16, 2013 to change the date of the reportable event and to clarify the fact that the agreements in question were effective upon execution on September 11, 2013, as opposed to on September 5, 2013 as currently stated in the Form 8-K.

You may contact Scott M. Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Legal Branch Chief, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Assistant Director
Mara Ransom